Exhibit 99.1
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Members
Park Avenue Metrowest LLC
We have audited the accompanying consolidated balance sheet of Park Avenue Metrowest LLC (a limited liability company) and subsidiaries as of December 31, 2005, and the related consolidated statements of income, changes in members’ capital, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Park Avenue Metrowest LLC and subsidiaries as of December 31, 2005, and the consolidated results of their operations and their consolidated cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON, LLP
Dallas, Texas
November 9, 2006

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
CONSOLIDATED BALANCE SHEET
December 31, 2005

ASSETS

Cash and cash equivalents	$701,495
Restricted cash	335,523
Homebuilding inventory	15,322,874
Accounts receivable, including, $6,086,602 due from affiliate	8,717,062
Other assets	167,093

$25,244,047

LIABILITIES AND MEMBERS’ CAPITAL
Liabilities
Customer deposits	$335,523
Accounts payable and accrued expenses, including $3,912,793 payable to affiliates	4,898,275

Total liabilities	5,233,798

Commitments and contingencies

Members’ capital	20,010,249

$25,244,047

The accompanying notes are an integral part of this consolidated financial statement.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
CONSOLIDATED STATEMENT OF INCOME
For the Year Ended December 31, 2005

Homebuilding sales	$130,439,648

Costs of homebuilding sales	91,863,068

Net income	$38,576,580

The accompanying notes are an integral part of this consolidated financial statement.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ CAPITAL
For the Year Ended December 31, 2005

	Park Avenue	Metrowest
	Tarragon, LLC	Development, LLC	Total
Balance, January 1, 2005	$5,459,134	$5,459,110	$10,918,244

Net income	19,288,290	19,288,290	38,576,580

Advances and contributions from members	7,477,268	4,014,077	11,491,345

Distributions to members	(22,237,554)	(18,738,366)	(40,975,920)

Balance, December 31, 2005	$9,987,138	$10,023,111	$20,010,249

The accompanying notes are an integral part of this consolidated financial statement.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2005

Cash flows from operating activities:
Net income	$38,576,580
Adjustments to reconcile net income to net cash provided by operating activities:
Changes in operating assets and liabilities:
Restricted cash	(335,523)
Homebuilding inventory	73,840,972
Accounts receivable	(9,208,344)
Other assets	1,332,471
Customer deposits	335,523
Accounts payable and accrued expenses	3,980,116

Net cash flows provided by operating activities	108,521,795

Cash flows from financing activities:
Principal payments on development loan	(79,000,000)
Advances and contributions from members	11,491,345
Distributions to members	(40,975,920)

Net cash flows used in financing activities	(108,484,575)

Net increase in cash and cash equivalents	37,220
Cash and cash equivalents, beginning of year	664,275

Cash and cash equivalents, end of year	$701,495

The accompanying notes are an integral part of this consolidated financial statement.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
Notes to Consolidated Financial Statements
Note 1 –Business
On November 22, 2004, Park Avenue Metrowest LLC (the “Company”) was formed to acquire, renovate and convert property in Orlando, Florida, into a residential condominium complex including five commercial units known as The Hamptons and to market and sell the condominium units. The members’ interests in the Company are as follows:

Managing Member
Park Avenue Tarragon, LLC	50%

Member
Metrowest Development, L.L.C.	50%
Park Avenue Tarragon, LLC is wholly owned by Tarragon South Development Corp., a wholly owned subsidiary of Tarragon Corporation.
In accordance with the Company’s Operating Agreement, the members earn a 10% preferred return on their unreturned capital contributions. Remaining profits are allocated in accordance with the members’ interests in the Company shown above. In 2005, advances and contributions from Members include capital contributions and amounts advanced by the Managing Member to fund development costs. Distributions include the recoupment of advances and capital contributions and the preferred return earned.
Note 2 — Summary of Significant Accounting Policies
Basis of Consolidation
The Consolidated Financial Statements include the accounts of the Company and its subsidiaries, Park Avenue GP, LLC and Park Avenue at Metrowest, Ltd. All intercompany transactions and balances have been eliminated.
Homebuilding Inventory
Homebuilding inventory consists of condominium acquisition and development costs on the remaining unsold units. Net rental income prior to conversion and sale is capitalized as a reduction to development costs as considered incidental to the homebuilding activities. Homebuilding inventory includes capitalized interest and real estate taxes and is carried at the lower of cost or fair value determined by evaluation of the project. Whenever events or circumstances indicate that the carrying value of homebuilding inventory may not be recoverable, the related asset is written down to its estimated fair value less selling costs.
Capitalized interest
The Company has capitalized interest on funds used in acquiring and renovating the condominium development from the date of acquisition and continued to until the Company was no longer incurring interest. Interest of $4.0 million, which represents all interest incurred by the Company, was capitalized during 2005.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
Notes to Consolidated Financial Statements (Continued)
Note 2 — Summary of Significant Accounting Policies (Continued)
Customer deposits
Customer deposits represent deposits made by purchasers of condominium homes that are held in escrow until the sales are closed. The deposits held in escrow are carried on the balance sheet as “restricted cash.”
Other assets
Other assets consist primarily of prepaid insurance, deferred borrowing costs, and tenant accounts receivable. Deferred borrowing costs were fully amortized at December 31, 2005 and such amortization is included in interest expense.
Homebuilding sales revenue
The Company recognizes revenue from homebuilding sales at the time of closing under the completed contract method. The related profit is recognized when collectibility of the sale price is reasonably assured and the earnings process is substantially complete.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the reporting period. Actual results could differ from those estimates.
Income taxes
As a limited liability company, Park Avenue Metrowest LLC is not liable for the payment of federal or state income taxes. All items of income and expense will be reported to the members who will be responsible for the payment of any applicable taxes. Therefore, these financial statements include no provision for income taxes.
Note 3 — Note Payable
In November 2004, the Company obtained a loan in connection with the acquisition of the property. The loan was fully paid as of December 31, 2005.
Note 4 – Commitments and Contingencies
The Company was notified by the homeowners association of discrepancies in the size and configuration of certain of the units from that described in the property's declaration of condominium. The Company is currently assessing the extent of the discrepancies and the action needed to correct the declaration of condominium. The Company is unable to determine the extent of any liability that might result from this matter at this time.

Exhibit 99.1 (Continued)
PARK AVENUE METROWEST LLC
Notes to Consolidated Financial Statements (Continued)
Note 5 – Related Party Transactions
The Company has entered into agreements with the members or their affiliates for providing marketing, development, management and accounting services related to the property development and condominium sales. In connection with managing the property development and sales, net cash proceeds from condominium sales are held by an affiliate until distributed to the partners. Included in accounts receivable at December 31, 2005, is $6,086,602 in net cash proceeds due from affiliates. A marketing fee equal to 2% of the sale price for each condominium is payable to Metrowest Development, LLC or its affiliate. A fee equal to 3% of monthly gross revenues from the Company’s ongoing leasing operations is payable to Tarragon Management, Inc., an affiliate of Park Avenue Tarragon, LLC, for management, leasing and accounting services for the Company. A development fee equal to 1% of the sale price for each condominium is payable to Park Avenue Tarragon, LLC or its affiliates. As of December 31, 2005, $4,064,566 was accrued in connection with these fees payable to the members or their affiliates, and $180,000 was paid in 2005.
Note 6 – Subsequent Event
The Company continued to make periodic distributions to Members subsequent to year end from net sales proceeds. Distributions subsequent to December 31, 2005 totaled $23.8 million.